As filed with the Securities and Exchange Commission on May 23, 2023	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

BRF S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. []

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing common shares of BRF S.A.	1,000,000,000 American Depositary Shares	$5.00	$50,000,000	$ 5,510.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption Filed Herewith as Prospectus

1. Name and address of depositary Face of Receipt, bottom center

2. Title of American Depositary Receipts and identity of Face of Receipt, top center deposited securities

Terms of Deposit:

(i) The amount of deposited securities represented Face of Receipt, upper right corner by one unit of American Depositary Receipts

(ii) The procedure for voting, if any, the deposited Articles number 15, 16 and 18 securities

(iii) The collection and distribution of dividends Articles number 4, 12, 15 and 18

(iv) The transmission of notices, reports and proxy Articles number 11, 15, 16 and 18 soliciting material

(v) The sale or exercise of rights Articles number 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from Articles number 12, 13, 15, 17 and dividends, splits or plans of reorganization 18

(vii) Amendment, extension or termination of the Articles number 20 and 21 deposit agreement

(viii) Rights of holders of Receipts to inspect the Article number 11 transfer books of the depositary and the list of

holders of Receipts

(ix) Restrictions upon the right to transfer or Articles number 2, 3, 4, 5, 6, 8 and withdraw the underlying securities 22

(x) Limitation upon the liability of the depositary Articles number 14, 17, 18, and 21

3. Fees and Charges	Articles number 2, 3 and 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of November 14, 2011 among BRF S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 23, 2023.

Legal entity created by the agreement for the issuance of depositary shares representing common shares of BRF S.A.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Eric Alan MacAlpine
	Name:	Eric Alan MacAlpine
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, BRF S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in São Paulo, Brazil, on May 23, 2023.

BRF S.A.

By:	/s/ Miguel de Souza Gularte
Name:	Miguel de Souza Gularte
Title:	Chief Executive Officer

By:	/s/ Fabio Luis Mendes Mariano
Name:	Fabio Luis Mendes Mariano
Title:	Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Miguel de Souza Gularte and Fabio Luis Mendes Mariano, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 23, 2023.

/s/ Miguel de Souza Gularte	Chief Executive Officer
Miguel de Souza Gularte	(principal executive officer)

/s/ Fabio Luis Mendes Mariano	Chief Financial Officer
Fabio Luis Mendes Mariano	(principal financial officer)

/s/ Marcos Roberto Badollato	Chief Accounting Officer
Marcos Roberto Badollato	(principal accounting officer)

/s/ Marcos Antonio Molina dos Santos	Director
Marcos Antonio Molina dos Santos

/s/ Sérgio Agapito Lires Rial	Director
Sérgio Agapito Lires Rial

/s/ Marcia Aparecida Pascoal Marçal dos Santos	Director
Marcia Aparecida Pascoal Marçal dos Santos

/s/ Augusto Marques da Cruz Filho	Director
Augusto Marques da Cruz Filho

/s/ Deborah Stern Vieitas	Director
Deborah Stern Vieitas

/s/ Flávia Maria Bittencourt	Director
Flávia Maria Bittencourt

/s/ Aldo Luiz Mendes	Director
Aldo Luiz Mendes

/s/ Pedro de Camargo Neto	Director
Pedro de Camargo Neto

/s/ Altamir Batista Mateus da Silva	Director
Altamir Batista Mateus da Silva

/s/ Eduardo Augusto Rocha Pocetti	Director
Eduardo Augusto Rocha Pocetti

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of BRF S.A. has signed this registration statement on the 23rd day of May, 2023.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior-Vice President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of November 14, 2011 among BRF S.A.,The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification Under Rule 466.